Mail Stop 3561

November 16, 2006

Mr. Jeffrey P. Jacobs, Chief Executive Officer
Jacobs Entertainment, Inc.
17301 West Colfax, Suite 250
Golden, Colorado 80401

   Re: Jacobs Entertainment, Inc.
     Form 10-K for the year ended December 31, 2005
     Filed March 29, 2006
     File No. 333-88242

Dear Mr. Jacobs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Linda Cvrkel
       Branch Chief